NOTICE OF CHANGE OF AUDITOR

TO: Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

AND TO: Davidson and Company LLP

Clearhouse LLP

TAKE NOTICE THAT:

(a) Davidson and Company LLP has resigned as auditor of Red Pine Petroleum Ltd. (the "Company") at the Company's request effective June 22, 2020 and Clearhouse LLP has been appointed as the Company's auditor in their place;

(b) the board of directors and audit committee of Red Pine Petroleum Ltd. have considered and approved the resignation of Davidson and Company LLP and the appointment of Clearhouse LLP as successor auditor;

(c) there have been no modified opinions expressed in the auditors' reports on the financial statements of the Company for the period during which Davidson and Company LLP was the Company's auditor; and

(d) there are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 Continuous Disclosure Obligations.

DATED as of the 22th day of June, 2020.

RED PINE PETROLEUM LTD.

"Michael Lerner"

Michael Lerner

Chief Executive Officer